Specialty Contractors, Inc.

1541 E Interstate 30, Suite 140

Rockwall, Texas 75087

June 20, 2013

Ms. Mindy Hooker

US Securities & Exchange Commission

Washington, DC 20549

RE: Specialty Contractors, Inc.

Form 8-K

File No. 333-166057

Dear Ms. Hooker,

Specialty Contractors, Inc. filed a Form 8-K on May 17, 2013 and Form 8-K/A filed on May 29, 2013.

You letter dated June 3, 2013 had the following comments:

1.	Please obtain and file Exhibit 16 letter from our former accountant that conforms with the requirements set forth in Item 304(a)(3) of Regulation S-K. If you are unable to obtain this letter, please clearly indicate such in your amendment and update your amended disclosures to explain to your investors why you have not been able to obtain the letter.

2.	Please file a correspondence on EDGAR which addresses the acknowledgements requested below.

Answers:

Answer 1: A Form 8-K/A was filed on June 14, 2013 with an Exhibit 16 letter from our former accountant that conforms with the requirements set forth in Item 304(a)(3) of Regulation S-K.

Answer 2: In response to your letter dated June 3, 2013, the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Charles Smith

Charles Smith

Chief Financial Officer